Contact

www.linkedin.com/in/zach-graumann (LinkedIn)

Top Skills

Wealth Management
Holistic Financial Planning
Business Strategy

Certifications

Series 7
Accredited Wealth Management Advisor
Series 66

Honors-Awards

Beyond Duke Service and Leadership Award

Publications

You Are My Hero - A Tribute to Dr. Plato Karafelis

Autism advocates look to tech but cash is an issue

Celebrities And Billionaires Talk Innovative Giving At UBS's First US Philanthropy Conference

Zach Graumann

Co-Founder, Noble Mobile. Author, former campaign manager Yang2020
New York, New York, United States

Summary

Building Noble Mobile & SuitUp... trying to find market solutions to social problems, which currently includes paying people to use their phones less!

Former Campaign Manager for Andrew Yang & Head of Client Philanthropy Solutions at UBS.

Experience

Noble Mobile
Co-Founder & President
April 2024 - Present (2 years 1 month)
New York City Metropolitan Area

Co-Founder & President of Noble Mobile, the first mobile carrier that pays you to use your phone less.

Longshot Strategies
CEO & Founder
March 2020 - Present (6 years 2 months)

Current side-hustle is running a marketing and advisory firm for start-ups, political candidates, and anyone that wants to stand-out in the attention economy.

SuitUp Incorporated
Co-Founder & Chairman
June 2014 - Present (11 years 11 months)
Greater New York City Area

In 2014, I launched an education non-profit organization that brings companies into the classroom to increase career awareness and marketable skills for low-income students.

SuitUp brings corporate volunteers into schools and runs a one-day business competition where employees help students solve a problem for a real company, like creating a new shoe for Nike or a new flavor for VitaminWater.

Today, SuitUp has now hosted hundreds of business competitions for organizations like Snap, Salesforce, Nvidia, LinkedIn, NBC, Goldman Sachs, Deloitte, and many others. We've organized events for more than 10,000 volunteers, impacting over 20,000 students across the country. Our full-time team has an office at the Teach For American headquarters in Manhattan with a multi-million dollar annual budget.

Most importantly, SuitUp works. 95% of employee volunteers request to participate in another SuitUp competition, and nearly 80% of volunteers prefer SuitUp over any other type of volunteer activity. For students, a recent study with Columbia University fellows found that SuitUp significantly increases student academic self-perception, attitude towards teachers & school, and motivation to learn.

Samarity
CEO & Founder
September 2022 - September 2025 (3 years 1 month)
New York, New York, United States

Built a new marketplace that aligns the incentives between brands and the over 170 million charity supporters nationwide.

Samarity turns the passion people have for their favorite charities into consumer insights and marketing engagements... delivering a better product to brands and unlocking more resources for good.

Yang for New York
Senior Advisor
January 2021 - June 2021 (6 months)
New York, New York, United States

Humanity Forward
Co-Founder & Executive Director
February 2020 - December 2020 (11 months)
New York City Metropolitan Area

Co-Founder & Executive Director of Humanity Forward, a 501c4 non-profit organization that has advocated for and delivered cash relief to millions of Americans.

Yang2020
Campaign Manager
March 2018 - February 2020 (2 years)
Greater New York City Area

Founding member and Campaign Manager for Andrew Yang for President 2020. Helped an unknown entrepreneur turn into a major candidate, raising $40m from hundreds of thousands of donors, and outlasting and outperforming four senators, four governors, seven members of Congress, two mayors, and one cabinet secretary.

UBS Wealth Management
7 years 9 months

Director, Head of Client Philanthropy Solutions
June 2014 - March 2018 (3 years 10 months)
Greater New York City Area

Helped build & lead our US Client Philanthropy offering at UBS Wealth Management, meeting with the top clients of the bank to offer philanthropic advice, solutions, and networking. Frequent keynote speaker on the topics of strategic philanthropy, impact investing, social entrepreneurship and trends in the industry.

Associate Director, Strategic Analyst, Wealth Management Transformation
April 2012 - May 2014 (2 years 2 months)

Responsible for creating, communicating and executing a core business strategy for UBS Wealth Management Americas, working with the Executive Committee to shift our business model from traditional investment management to delivering holistic wealth management & advice.

Graduate Training Program Analyst
July 2010 - April 2012 (1 year 10 months)

Completed six rotations across key functions of Wealth Management including Equity Research, Private Placements, Branch Operations, Mortgages, Research Marketing, and Alternative Investments Sales.

Saint Mary's Catholic Academy
Treasurer & Member of the Board of Directors

January 2011 - December 2013 (3 years)
Brooklyn, New York

Voting board member, overseeing a $1 million annual budget. Responsible for decisions surrounding strategic planning, recruiting, marketing and various education initiatives.

Hillstone Restaurant Group
Management Intern
May 2009 - August 2009 (4 months)
Pasadena, California

Completed a 3-month intensive management training course at Houston's Restaurant.

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Education

Duke University
A.B., Public Policy, Markets and Management Studies